

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

April 19, 2016

<u>Via E-mail</u>
Steven M. Burdick
Chief Financial Officer
Tetra Tech, Inc.
3475 East Foothill Boulevard
Pasadena, California 91107

   Re: **Tetra Tech, Inc.**
     Form 10-K for Fiscal Year Ended September 27, 2015
     Filed November 20, 2015
     File No. 0-19655

Dear Mr. Burdick:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          Terence O'Brien

          /s/ Terence O'Brien

          Accounting Branch Chief
          Office of Manufacturing and
          Construction